August 7, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: SEC letter dated July 24, 2013 regarding the Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 19, 2013 by CNO Financial Group, Inc. (File No. 001-31792)

Dear Mr. Rosenberg:

The following information is provided in response to the comments in your letter dated July 24, 2013:

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Liabilities for Insurance Products - reserves for future payment of long-term care policy claims, page 57

(1) (a)
Staff Comment: "Please refer to prior comment 1. You state that the assumptions used to calculate the "reserves for the present value of amounts not yet due on claims" are determined at the date a new claim is reported and do not change over the life of the claim. Please provide us your analysis including reference to authoritative guidance supporting your accounting treatment."

Response: In response to your comment, we have made additional changes to the disclosure we will provide in future periodic reports. This disclosure was included in our Form 10-Q for the quarterly period ended June 30, 2013. Claim continuance patterns do not change significantly in the short term, and to the extent these patterns do change, the changes generally have been gradual over a long period of time. Accordingly, the continuance patterns determined at the date a new claim is reported have generally not changed once a claim reserve has been established.

Our proposed disclosure is as follows, with significant changes from our prior proposed disclosure highlighted:

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"The following summarizes the components of the reserves related to our long-term care business in both our Bankers Life and Other CNO Business segments as of June 30, 2013 and December 31, 2012 (dollars in millions):

	June 30,	December 31,
	2013	2012

Amounts classified as liabilities for insurance products - traditional products:
Active life reserves	$3,499.0	$3,441.6
Reserves for the present value of amounts not yet due on claims	1,237.4	1,213.2
Future loss reserves	86.9	76.0
Amounts classified as claims liabilities and other policyholder liabilities:
Liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims	184.9	181.3

Total	$5,008.2	$4,912.1

The significant assumptions used to calculate the active life reserves include morbidity, persistency and investment yields. These assumptions are determined at the issuance date and do not change over the life of the policy.

The significant assumptions used to calculate the reserves for the present value of amounts not yet due on claims include future benefit payments, interest rates and claim continuance patterns. Interest rates are used to determine the present value of the future benefit payments and are based on the investment yield of assets supporting the reserves. Claim continuance assumptions are estimates of the expected period of time that claim payments will continue before termination due to recovery, death or attainment of policy maximum benefits. These estimates are based on historical claim experience for similar policy and coverage types. Our estimates of benefit payments, interest rates and claim continuance are reviewed regularly and updated to consider current portfolio investment yields and recent claims experience."

(1) (b)
Staff Comment: "Also, explain to us the relationship between the "reserves for the present value of amounts not yet due on claims" and the "liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims."

Response: The relationship between reserves for the present value of amounts not yet due on claims, the liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims are explained below:

Reserves for the present value of amounts not yet due on claims represents the present value of future benefits for claims that have been reported and processed by the Company.

The liability for due and unpaid claims represents the liability for claim payments that are currently due, but have not yet been paid. This liability is relatively small for our long-term care blocks.

The liability for claims in the course of settlement represents the estimated claim liability for claims that have been received by the Company, but have not yet been processed. This liability is also relatively small for our long-term care blocks.

The liability for incurred but not reported claims represents the liability for claims that have been incurred as of the end of the period but have not yet been reported to the Company. This liability comprises the majority of the amounts included in the "liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims" category.

(2)
Staff Comment: "Please refer to prior comment 1. You state that the future loss reserve of $76.1 million at December 31, 2012 was established during periods when the block is profitable to offset losses estimated to arise in future periods. Please provide us proposed disclosure to be included in future periodic reports that explains the nature of this reserve and the future losses to which it relates. Clarify in your proposed disclosure that these future losses represent premium deficiencies, as described in ASC 944-60-25, or alternatively explain to us how this future loss reserve complies with GAAP."

Response: In response to your comment, we have made additional changes to the disclosure we will provide in future periodic reports. This disclosure was included in our Form 10-Q for the quarterly period ended June 30, 2013. Our proposed disclosure is as follows, with significant changes from our prior proposed disclosure highlighted.

"Pursuant to GAAP, we are required to establish premium deficiency reserves when the aggregate liability on a block of business is deficient. With respect to our long-term care blocks of business, the aggregate liability is not deficient, but our projections of estimated future profits (losses) indicate that profits will be recognized in earlier periods, followed by losses in later periods. In this situation, we are required to recognize future loss reserves. Such reserves are calculated based on our current estimate of the amount necessary to offset the losses in future periods and are established during the period the block is profitable. We estimate the future losses based on our current best estimates of morbidity, persistency, maintenance expense and investment yields, which estimates are generally updated annually. During the first six months of 2013, we increased the future loss reserves related to our long-term care blocks of business by $10.9 million based on these calculations."

In connection with responding to your comments, the Company provides specific acknowledgment of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline
John R. Kline
Senior Vice President and
Chief Accounting Officer

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